 SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person*
WCF Family I, Inc.
(Last)                     (First)                     (Middle)
c/o Hale, Lane, et al, attn: Robt. C. Anderson, Esq.
100 West Liberty Street
(Street)
Reno, NV     89505
(City)                     (State)                     (Zip)

2. Date of Event Requiring Statement (Month/Day/Year) July 18, 2000 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 36-3661975
4. Issuer Name and Ticker or Trading Symbol
International Speedway Corporation   ISCA, ISCB
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director              X          10% Owner
                        Officer                X          Other

Officer/Other
Description           Group Member
6. If Amendment, Date of Original (Month/Day/Year) 08/07/2000 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Class A Common Stock	46,657.0000	I	By Remainder of France Family Group
Class B Common Stock	21,086,507.9200 (1)	I	By Remainder of France Family Group
Class B Common Stock	945.4450 (1)	I	By WCF Family Ltd P/S by Polk City
Class B Common Stock	70,627.6350 (1)	I	By WCF Family Ltd P/S by Western Oppty

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

WCF Family I, Inc. - July 2000
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses : If not signed by the reporting person signed pursuatn to power of attorney previously filed with the commission.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Glenn R. Padgett ________________________________ 04-01-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1473 (3-99)

WCF Family I, Inc. - July 2000
Form 3 (continued)
FOOTNOTE Descriptions for International Speedway Corporation ISCA, ISCB

Form 3 - July 2000

WCF Family I, Inc.
c/o Hale, Lane, et al, attn: Robt. C. Anderson, Esq.
100 West Liberty Street
Reno, NV 89505
Explanation of responses:

(1)   Amended to correct error in number of shares held in various forms of indirect ownership originally reported in July 2000. Results in no change in total number of shares held by France Family Group.

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